Exhibit 1.02

Silicon Graphics International Corp. Conflict Minerals Report
For The Year Ended December 31, 2014

This Conflict Minerals Report for the year ended December 31, 2014 (“this Report”) is presented by Silicon Graphics International Corp. (herein referred to as “SGI,” the “Company,” “we,” “us,” or “our”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“the Rule”).

This Report contains forward-looking statements regarding our business, products, and conflict minerals efforts, including steps we intend to take to mitigate the risk that 3TGs in our products benefit armed groups (identified as a perpetrator of serious human rights abuses) in the Democratic Republic of the Congo (DRC) or an adjoining country (a country that shares an internationally recognized border with the DRC).  Words such as “expects,” intends,” “believes,” strives,” and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Report.  Additionally, statements concerning future matters that are not historical are forward-looking statements.

Although forward-looking statements in this Report reflect our good faith judgment, such statements can only be based on facts and factors currently known by us.  Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements.  Factors that could cause or contribute to such differences in results and outcomes include without limitation: the risk that information reported to us by our suppliers from which we directly procure finished goods, components, materials and/or services for our products (direct suppliers), or industry information used by us, may be inaccurate; the risk that smelters or refiners (processing facilities) may not participate in the Conflict Free Smelter Program (CFSP), which is a voluntary initiative in which independent third parties audit processing facilities’ procurement and processing activities and determine if the processing facilities maintain sufficient documentation to reasonably demonstrate conflict-free sourcing; as well as risks discussed under the heading “Risk Factors” in our most recent Quarterly Report on Form 10-Q related to our customer concentrations, our dependence on a limited number of third-party suppliers, and the international nature of our business.  Readers are urged not to place undue reliance on forward-looking statements, which speak only as of the date of this Report.  We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report.  Throughout this Report, whenever a reference is made to our website, such reference does not incorporate information from the website by reference into this Report unless specifically identified as such.

SGI manufactures or contracts to manufacture products as to which tin, tungsten, tantalum and/or gold (herein referred to as 3TGs) are necessary to the functionality or production of such products.  The term “conflict minerals” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

Based on a reasonable country of origin inquiry (“RCOI”), SGI has reason to believe that a portion of its necessary 3TGs may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”) and has reason to believe that those necessary 3TGs may not be from recycle or scrap sources, but it is currently unknown if those 3TGs finance conflict.

SGI conducted due diligence on the source of these necessary conflict minerals and prepared this Conflict Minerals Report.

Company Overview

This Report has been prepared by SGI and includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

SGI products are utilized by scientific, business and government communities to fulfill highly data intensive application needs in peta-scale environments. Delivering industry-leading computing power and fast and efficient data movement, both within the computing system and to and from large-scale data storage installations, SGI systems enable customers to access, analyze, transform, manage and visualize information in real and near real-time.

Our goal is to accelerate time to results in key markets, including federal government, defense and strategic systems, weather and climate, physical and life sciences, energy (including oil and gas), aerospace, automotive, internet, financial services, media and entertainment and cloud services.

SGI achieves competitive differentiation through compute and storage solutions built with innovative architectural advantages utilizing industry standard components and tight integration. By designing for performance, power, density and scalability, optimizing interconnections between layers, and by engineering to reduce overhead and accelerate deployment, SGI solutions deliver industry leading speed, scale and efficiency.

Building on 25 years of innovation with over 550 granted and pending patents, SGI has over 1,000 employees worldwide, serves over 6,500 customers, is distributed in 50 countries through our direct and indirect sales force, including original equipment manufacturers, system integrators and value added resellers, and has over 180 active partners.

SGI is committed to taking the necessary steps to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") that was approved by the U.S. Securities and Exchange Commission ("SEC") and SGI is implementing a due-diligence process to meet our obligations. SGI's goal is to eliminate conflict minerals from Covered Countries in its products and SGI supports its suppliers in seeking a mutually sustainable solution for its entire supply chain, including its indirect suppliers, by providing educational materials, guidance, and a supplier portal for the submission of conflict minerals information.

For additional information, please see http://www.sgi.com/company_info/environment/conflict_minerals.html.

SGI Products

SGI develops, markets, and sells a broad line of low cost, mid-range and high-end scale-out and scale-up servers, enterprise-class storage, differentiating software and designed-to-order solutions for large-scale data center deployments, coupled with global support and highly experienced professional services. SGI solutions are designed to deliver high impact results with lower total cost of ownership at the extremes of speed, scale and efficiency. Our broad and complex product range may contain 3TGs within the following list of components among others:

·	Tantalum in capacitors,
·	Tin in soldered components, circuit boards and tin plating
·	Tungsten in coatings, alloys, heating elements and electrodes,
·	Gold in circuit boards, electrodes, semiconductors, electric plating and electronic components.

Reasonable Country of Origin Inquiry

SGI’s reasonable country of origin inquiry (RCOI) employed a combination of measures to determine whether the necessary 3TGs in SGI products originated from the Covered Countries. SGI’s primary means of determining country of origin of necessary 3TGs was to conduct a supply chain survey with direct suppliers using the Conflict Minerals Reporting Template (“CMRT”).

This supply chain survey and the conflict minerals program as a whole is being implemented with the assistance of our service provider, Assent Compliance.

SGI’s supply chain is complex, involving direct suppliers, indirect suppliers and contract manufacturers. SGI is engaging with direct suppliers and contract manufacturers and providing them with support to obtain conflict minerals information down through the supply chain.

For the Reasonable Country of Origin (RCOI) inquiry, SGI began the scoping process by extracting current suppliers from SGI’s Preferred Supplier List. This list was then further filtered to remove suppliers of services only and inactive suppliers from which SGI did not purchase in 2014.

The resulting list represented SGI suppliers that provided SGI with components used in its products during 2014.

SGI provided this list of suppliers, along with supplier contact information, to Assent Compliance (“Assent”), SGI’s service provider which is conducting due diligence on SGI’s behalf.   Assent reviewed this supplier data to verify its accuracy.

SGI and our service provider, Assent, conducted a further initial analysis to filter or screen out suppliers and their products based on the following factors:

·	Product supplied was packaging. (Labels do not count as packaging.)

·
Parts supplied by supplier that did not end up in the final product. (This includes equipment used to make the product but is not a part of the actual product sold by SGI; i.e.: Industrial equipment, computers, etc.)

·	Suppliers were test labs service providers. (i.e.: Providers that test the resistance or durability of a product.)

·	Suppliers with parts supplied to SGI for SGI products that were no longer sold by SGI on or after January 1, 2014.

A supplier survey was conducted of the remaining suppliers which included a letter of explanation about the Rule and the industry-standard CMRT form to be completed. Suppliers were asked to respond to the SGI’s service provider electronically via a SaaS platform that enables suppliers to complete and track communications and upload their completed CMRT forms directly to the tool for validation, risk assessment and management. The communication to SGI’s direct, pre-screened suppliers also included training and education on the completion of the CMRT form to alleviate any remaining confusion with suppliers.

Non-responsive, in-scope suppliers were contacted a number of times through the platform and then were also contacted by SGI’s service provider team in one-on-one communications.  The survey responses were reviewed for completeness and consistency, and SGI’s service provider followed up with suppliers who provided incomplete or inconsistent responses.  SGI’s RCOI inquiry and our program for 2014 included automated data validation on all submitted CMRTs. The goal of data validation was to increase the accuracy of submissions and identify any contradictory answers in the CMRT.

Design of Due Diligence Measures

SGI’s due diligence measures have been designed to conform in all material respects with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten. When we designed our due diligence measures, we took into account our individual facts and circumstances, particularly our position in the supply chain, and the OECD recommendations for downstream actors with no direct relationships to smelters or refiners.

SGI is a purchaser of materials, parts, components and manufactured products and is many steps downstream in the minerals supply chain from smelters and refiners.  SGI does not purchase raw ore or unrefined conflict minerals.  Smelters and refiners are the consolidation points for raw ore and the OECD Guidance allocates to them the obligation to conduct due diligence on the source and chain of custody of the origin of raw ore.  The key role for SGI as a downstream actor under the OECD Guidance is to identify the smelters and refiners in the supply chain for SGI’s products and review the due diligence processes of those entities through information available to us via due diligence assessment programs such as the CFSI Conflict-Free Smelter Program.

SGI’s design of due diligence measures features:  (1) establishment of internal company management systems; (2) identification and assessment of conflict mineral risk in the supply chain; (3) design of a process to respond to risks as they are identified; (4) use of resources provided by industry organizations who carry out specific due diligence practices; and (5) preparation of this annual Conflict Minerals Report.

Description of Due Diligence Measures

SGI has established a management system for conflict minerals compliance and reporting, which is bolstered by operational controls instituted at SGI. Our management system is sponsored by SGI’s Chief Operations Officer and is managed by a team of subject matter experts from relevant functions, including:

·	Product Design and Compliance Engineering

·	Legal

·	Information Technology

·	Supply Chain Management

·	Environmental, Health and Safety

SGI’s team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by SGI’s Product Design and Compliance Manager who acts as the Conflict Minerals Program Manager.  Senior management is briefed about the results of our due diligence efforts on a regular basis.

SGI has adopted a company conflict minerals policy which is posted on our website at:
http://www.sgi.com/company_info/environment/conflict_minerals.html

SGI’s commitment to responsible sourcing is also described in our Supplier Guidelines at: http://www.sgi.com/company_info/supplier_guidelines/

It is SGI’s policy to retain relevant documentation as required by law or regulation that would also apply to the Conflict Minerals regulation and any of its specific retention requirements.

SGI’s operational controls include, but are not limited to, the SGI Code of Conduct, which outlines expected behaviors for all SGI employees.  To assist with the enforcement of SGI’s Code of Conduct, SGI has mechanisms in place whereby employees can report violations to SGI’s Policies, including an 800 number “Integrity Line”, a website with an internet reporting form and published email addresses that go directly to SGI’s Compliance Officer or the Board of Director Audit Committee.

Additional operational controls are in SGI’s Supplier Guidelines and in compliance with laws and clauses in SGI contract templates and Purchase Order Terms and Conditions. Our current purchase order terms and conditions and contract templates require SGI suppliers to comply with laws and regulations as they relate to activities with SGI and also those which govern the SGI suppliers’ products and product distribution; SGI suppliers are required to provide accurate information for compliance purposes.

With respect to the OECD requirement to strengthen engagement with suppliers, SGI has, through its service provider, provided education on the Conflict Minerals regulation and its requirements, and has further communicated SGI’s expectations for a continuing business relationship. SGI has leveraged the existing communications within the company, specifically with procurement/supply chain to encourage supplier participation and understanding of the requirement for completion. Feedback from this engagement has resulted in enhanced focus by SGI’s direct suppliers and allowed our suppliers to set clear communications down the supply chain.

SGI does not typically have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities within our supply chain. We rely on and will continue to rely on the audits conducted by independent third parties of smelters’ and refiners’ sourcing, such as those made available through the CFSI’s Conflict-Free Smelter Program.  SGI supplier responses to the CMRT which named facilities as smelters or refiners were compared to the list of smelters and refiners maintained by the Conflict-Free Sourcing Initiative (“CFSI”), the United States Department of Commerce (DoC) and the London Bullion Market Association (LBMA) to confirm that the named smelter was listed as conflict-free.

Based on the smelter lists provided by suppliers, SGI is aware of 18 smelters that source from the Covered Countries and are also CFSI compliant and conflict-free.  A number of other smelters and refiners listed by SGI suppliers have not disclosed the source of the 3TGs at this time. Many suppliers are still unable to provide the smelters or refiners used for materials supplied to us.  Furthermore, many of the responses provided at the company or division level indicated an “unknown” status in terms of determining the origin of 3TGs.

In consonance with the OECD Guidelines, SGI endeavored to understand risk levels associated with smelters and refiners of conflict minerals in the supply chain that are not certified as DRC-Conflict Free. With the aid of the SGI service provider’s software,  the SGI supplier smelters and refiners have been assigned a risk rating of High, Medium or Low based on the following scoring criteria: 1) the smelter or refiners recognition via a regulated body – this validates its facility designation (Smelter CID Number is the primary method), 2) the risk level of the country in which the smelter exists, 3) Smelter/Refiner certification via the Conflict-Free Sourcing Initiative (CFSI) or the London Bullion Market Association (LBMA) Responsible Gold Programme and 4) the supplier risk based on the likelihood the supplier provides 3TGs that may originate from Non-Conflict Free sources.

Additionally, SGI direct suppliers were evaluated on their own program strengths to further assist in supply chain risk identification.  SGI suppliers may still be undergoing their own conflict minerals due-diligence process and do not have answers beyond “unknown”. For this reason, evaluating and tracking the strength of an SGI supplier’s program assists SGI in meeting the OECD Due Diligence Guidelines and in making key risk mitigation decisions. The criteria used to evaluate the strength of an SGI supplier’s program were:

·	Existence of a policy that includes DRC conflict-free sourcing

·	Implementation of due diligence measures for conflict-free sourcing

·	Verification efforts of information received from supply chain during due diligence by the SGI supplier

·	Existence of corrective action management by the SGI supplier

Results

SGI reviewed the information reported by our direct suppliers through the survey process and available to SGI from the CFSI, among others. Of those who were queried and responded to the SGI supply chain survey, SGI determined approximately two-thirds of the responses provided completed CMRT forms.  From the responses with completed forms, 290 of SGI direct suppliers were reported to provide products or have a supply chain that provides products containing 3TGs.   Finally, of these, approximately one-half of the suppliers reported the use of 18 smelters that are listed by CFSI (based upon the CFSI list date as of May 13th, 2015) to be CFSI compliant and conflict-free via the Conflict Free Smelter Program or have been accredited by a similar program.

Steps to Further Mitigate Risk and Improve Due Diligence in 2015

SGI will continue to focus its efforts with its direct suppliers on gathering information via the CMRT reporting template and, as the program progresses, on requiring full completion of all necessary smelter and refiner identification information to enable the validation and disclosure of the smelters and refiners, as well as the tracing of the 3TGs to their location of origin.

Further, SGI intends to take the following due diligence steps to further mitigate any risk that the necessary 3TGs in products could benefit armed groups in the Covered Countries:

a.
Provide guidance to SGI’s direct suppliers for appropriate management of responses to SGI supplier queries and complete responses needed for conflict mineral regulations, including smelter disclosures needed to trace 3TGs to their origin.

b.	Update the number of suppliers requested to supply information as the supplier base increases or changes.

c.	Engage with SGI direct suppliers to educate them on the regulatory requirements with the aim of increasing the response rate and improving the content of the supplier survey responses.

d.
Engage SGI direct suppliers, if any, that provide SGI with 3TGs from sources supporting conflict in the Covered Countries, in order to establish an alternative source of 3TG that does not support such conflict.

e.	Stay abreast of the best practices and process changes recommended by OECD and relevant trade associations.

f.	Continue to leverage the expertise provided by third parties, including Assent.